July 22, 2022

Division of Corporation Finance
Office of Energy & Transportation
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    SM Energy Company
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 25, 2022
Form 8-K, Filed February 24, 2022
File No. 001-31539

Dear Ladies and Gentlemen:
Set forth below are the responses of SM Energy Company, a Delaware corporation (the “Company,” “we,” or “our”), to comments received from the staff of the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 13, 2022, with respect to the review of the Company’s Form 10-K for the fiscal year ended December 31, 2021 filed with the Commission on February 25, 2022 (the “2021 Form 10-K”) and Form 8-K, filed with the Commission on February 24, 2022 (File No. 001-31539).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

*    *    *    *    *    *
Form 10-K for the Fiscal Year Ended December 31, 2021

Business and Properties
Reserves
Proved Undeveloped Reserves, page 13

1.Please expand your discussion of the changes that occurred in your proved undeveloped reserves relating to extensions, discoveries and infill development, and revisions of the previous estimates to separately identify

United States Securities and Exchange Commission
July 22, 2022

and quantify each material factor, including offsetting factors, that contributed to the change to comply with Item 1203(b) of Regulation S-K.
The disclosure of revisions in previous estimates of your proved undeveloped reserves in particular should identify the changes associated with individual factors, such as changes caused by commodity prices, costs, interest adjustments, well performance, unsuccessful and/or uneconomic proved undeveloped locations.

Your disclosure should clearly identify the source of the change and include an explanation relating to each of the items you identify. If two or more unrelated factors are combined to arrive at the overall change for an item, please separately identify and quantify each material factor so that the change in net reserve quantities between periods is fully explained.

Response:
Our 2021 Form 10-K disclosures on pages 13 and 14 discuss material changes to our estimated proved undeveloped (“PUD”) reserves volumes by factor, as required by Item 1203(b) of Regulation S-K. Additionally, as it relates to additions from extensions, discoveries, and infill (which totaled 125.2 MMBOE in the aggregate), we disclosed the components of this change by operating area. For the Staff’s perspective, of the 81.0 MMBOE of estimated PUD reserves additions disclosed for our South Texas asset, 71.5 MMBOE (88%) related to additions as a result of successful development of the Austin Chalk formation, which we discuss in summary form in our disclosures. Further, 51.2 MMBOE of the 71.5 MMBOE (72%) of the Austin Chalk additions resulted from extensions. Of the 44.2 MMBOE estimated PUD reserves additions recorded for our Midland Basin asset, 41.7 MMBOE (94%) related to infill development, which is disclosed in summary form in our disclosures. We believe that the discussion of 2021 PUD additions from extensions, discoveries, and infill, as disclosed in our 2021 Form 10-K, comply with the requirements of Item 1203(b) of Regulation S-K.
Volumes associated with 2021 revisions of previous estimates are immaterial, both by individual factor and in the aggregate, in relation to our reported total estimated PUD reserves volumes and estimated PUD reserves volume changes between periods. Total revisions of previous estimates are approximately 1.2% of total year-end 2020 estimated PUD reserves volumes and none of the individual factors comprising the total revisions of previous estimates amount of 2.1 MMBOE were greater than 1.5% of total year-end 2020 estimated PUD reserves volumes. As both the total revisions of previous estimates and each of the individual components are immaterial, it was determined that no disclosure was necessary.

United States Securities and Exchange Commission
July 22, 2022

Notes to Consolidated Financial Statements
Supplemental Oil and Gas Information (Unaudited)
Standardized Measure of Discounted Future Net Cash Flows, page 99
2.Please expand the presentation of the standardized measure to clarify, if true, that future cash flows take into account the estimated abandonment costs for the proved properties to comply with FASB ASC 932-235-50-36.
If the abandonment costs, including such costs related to proved undeveloped locations, have not been included for each of the periods presented, e.g. as of December 31, 2021, 2020 and 2019, please explain to us the rationale for excluding these costs from the calculation of the standardized measure.
Response:
As required by FASB ASC 932-235-50-36, the Company includes the estimated abandonment costs for its estimated proved developed and estimated proved undeveloped properties for all years presented. In future filings, the Company will include a statement indicating that estimated abandonment costs are included in this calculation.
Form 8-K Filed February 24, 2022
Exhibit 99.1
Adjusted Operating Margin Reconciliation, page 20
3.We note you identified Adjusted operating margin (before the effects of derivative settlements) and Adjusted operating margin (including the effects of derivative settlements) as non-GAAP measures and reconciled these measures to your oil, gas and NGL revenues and also to income (loss) from operations for the three months ended December 31, 2021 and December 31, 2020. Please tell us how you considered reconciling these measures to the most directly comparable GAAP measure, fully-loaded GAAP gross margin. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.
Response:
The term “gross margin” is defined in the master glossary of the accounting standards codification as, "[T]he excess of sales over cost of goods sold. Gross margin does not consider all operating expenses." We recognize that our industry does not report a gross margin value similar to other industries, as we do not record "Cost of Goods Sold" in our Consolidated Statement of Operations. As such, we believe the reconciliation from oil, gas and NGL revenues to income (loss) from operations directs users of our financial data to the most directly comparable GAAP measures, as our adjusted operating margin measures closely align with financial results from recurring operations. We believe our adjusted operating margin measures provide management and the investment community an understanding of the Company's recurring operating margin and are helpful when comparing period-over-period financial results and to peer company financial results.

United States Securities and Exchange Commission
July 22, 2022

Because our financial statements do not include the traditional “Costs of Goods Sold” financial statement line item, we are unable to calculate and reconcile to gross margin. Reconciling to other GAAP measures, such as net income, would not be as useful as the reconciliation would include items such as interest expense and income tax expense, which are considered non-operating costs rather than operating costs. We believe that oil, gas and NGL revenues and income (loss) from operations are the most directly comparable GAAP measures and are consistent with the guidance provided in footnote 26 of the Staff’s adopting release for Regulation G (SEC Release No. 33-8176/34-47226), which states: “[We] believe that it is most appropriate to provide registrants with the flexibility to best make the determination as to which is the most directly comparable financial measure calculated and presented in accordance with GAAP.”

*    *    *    *    *    *
Please contact Herbert S. Vogel, President and Chief Executive Officer, who can be reached at (303) 837-2447, A. Wade Pursell, Executive Vice President and Chief Financial Officer who can be reached at (303) 864-2555, or David W. Copeland, Executive Vice President and General Counsel, who can be reached at (432) 848-4912, if you should have any questions regarding the responses contained herein.

Very truly yours,
SM Energy Company

By:	/s/ HERBERT S. VOGEL
Name:	Herbert S. Vogel
Its:	President and Chief Executive Officer
At:	1700 Lincoln Street, Suite 3200 Denver, CO 80203

cc: Sandra Wall, Petroleum Engineer
    John Hodgin, Petroleum Engineer
    Sondra Snyder, Senior Staff Accountant
    Gus Rodriguez, Accounting Branch Chief
    David W. Copeland, SM Energy Company
    Lucy Stark, Holland & Hart LLP